FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of November, 2006


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:11/02/2006

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                           EXHIBIT INDEX
                           -------------

EXHIBIT NUMBER             EXHIBIT DESCRIPTION

99                         Notice to Euronext, Amsterdam dated 02 November, 2006
                           Unilever Announcement


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Exhibit 99




            UNILEVER REACTION TO STATEMENTS BY VEB AND COMMONWEALTH



Rotterdam, 2 November - Unilever has taken note of statements made today by Dutch shareholders association VEB and CommonWealth Investments about a possible settlement with regard to the 2005 conversion of preference shares, issued by Unilever N.V. in 1999.



As announced today, Unilever has taken a provision in its third quarter 2006 results, for possible compensation payments. We can confirm that discussions have taken place with various parties about a possible settlement.



There is, however, no agreement as Unilever's Board has as yet made no decision on this matter. A Committee, established by the Unilever Board, has explored the possibility of a settlement. It is expected that the Board will consider the Committee's recommendation shortly.



At this stage we are not in a position to give any further information.







END.